300 Continental Drive
Newark, DE 19713
t: 302-451-0200

May 7, 2019

Marc Thomas
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    SLM Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 8-K filed February 11, 2019
File No. 001-13251

Dear Mr. Thomas,

On behalf of SLM Corporation (the “Company”), I respectfully provide our response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated April 12, 2019. For your convenience, the text of the Staff’s comment is reproduced below before our response.

Form 8-K filed February 11, 2019

Exhibit 99.1, page 16

1.We note the disclosures provided on slide 17 relating to the impact of CECL and the discussion of the quantitative build to the allowance disclosed by your CFO at the conference on February 12, 2019 but were unable to locate this information in your Form 10-K filed February 28, 2019. Please revise to include this information in future filings, beginning with your Form 10-Q for the quarter ended March 31, 2019, consistent with SAB Topic 11:M.

Marc Thomas
Securities and Exchange Commission
May 7, 2019

Response:

In response to the Staff’s comment, we propose to revise (marked below) Note 1, “Significant Accounting Policies — Recently Issued but Not Yet Adopted Accounting Pronouncements — ASU No. 2016-13, ‘Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments’ ” to the consolidated financial statements, so that it reads as follows:
“Recently Issued but Not Yet Adopted Accounting Pronouncements
ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU eliminates the incurred loss threshold for initial recognition of credit impairment in current GAAP and replaces it with the expected loss concept. For all loans carried at amortized cost, we will be required to measure our allowance for loan losses based on our current estimate of all expected credit losses (“CECL”) over the remaining contractual term of the assets. Because it eliminates the incurred loss trigger, the new accounting guidance will require us, upon the origination of a loan, to record an estimate of all expected credit losses on that loan through an immediate charge to earnings. Updates to that estimate each period will be recorded through provision expense. The estimate of loan losses must be based on historical experience, current conditions and reasonable and supportable forecasts. The ASU does not mandate the use of any specific method for estimating credit loss, permitting companies to use judgment in selecting the approach that is most appropriate in their circumstances. The standard will become effective for us on January 1, 2020, with early adoption permitted no sooner than January 1, 2019. Upon adoption, a cumulative effect adjustment to retained earnings will be recorded as of the beginning of the first reporting period in which the guidance is effective in an amount necessary to adjust the allowance for loan losses to equal the current estimate of expected losses on financial assets held at that date.
We have evaluated the standard and initiated implementation efforts. We have identified the loss forecasting approach and have built the loss models for our Private Education Loans and our Personal Loans acquired from third-parties. During the remainder of 2019, we plan to complete our loss models for Personal Loans we originate and credit card receivables and complete the testing and validation for all the models to be used to implement CECL. During the second quarter of 2019, we also plan to run our CECL solution in parallel for our Private Education Loan and purchased Personal Loan portfolios to test the implementation of the new solution.
Adoption of the standard will have a material impact on how we record and report our financial condition and results of operations, and on regulatory capital. If we had adopted the standard at June 30, 2019, we estimate the reported allowance for loan losses would have increased by between $ ___ billion and $ ___ billion on that date. In addition, we estimate that our reported total equity would have been reduced by between $ ___ billion and $ ___ billion on that date. Banking regulators have provided an optional three-year phase-in for the initial impact of adopting the new standard for regulatory capital adequacy purposes. We intend to avail ourselves of the phase-in option and, upon adoption of the new standard, we expect to meet or exceed all applicable regulatory capital levels. The extent of the impact upon adoption at January 1, 2020, will likely depend on the characteristics of our loan portfolio and economic conditions at that date, as well as forecasted conditions thereafter.”

Marc Thomas
Securities and Exchange Commission
May 7, 2019

Alternatively, the Company may, in future annual or periodic filings, include the marked text noted above as part of a discussion of the impact of the new standard in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Although the Company did not reflect these revisions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, the Company will reflect these revisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 and in periodic reports for all subsequent periods, as applicable.

If you have additional questions or comments, please feel free to contact Jonathan Boyles at 571-526-2369.

Sincerely,

/s/ JONATHAN R. BOYLES
Jonathan R. Boyles
Senior Vice President & Controller